Exhibit 99.1

Sinovac Reports 2006 Financial Results
Thursday April 12, 8:00 am ET

BEIJING, April 12 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of biopharmaceutical products in China, today announced audited financial results for the year ended December 31, 2006.

    2006 Highlights

  Sales increased 78.4% year over year to US$15.4 million
  Gross profit grew 77.6% year-over-year to US$11.1 million
  Operating income rose to US$440,000, up from an operating loss of US$5.0 million in 2005
  Net loss narrowed to US$696,000, up from a net loss of US$5.1 million in 2005
  Clinical development program for pandemic influenza advanced with Phase I results showing good immunogenicity and filing application for Phase II with SFDA

Mr. Weidong Yin, Chairman, President and CEO, commented, "2006 represented a year of excellent execution for Sinovac. As a biotech company, we have dedicated a lot of efforts into human vaccine research and development, such as pandemic influenza vaccine, which accelerate the sales of our products available on Chinese market. In general, sales of our vaccines in China increased an impressive 78%. Generating positive operating income was a major achievement for the Company and attributable to our significant increase in sales and lower operating expenses. Correspondingly, our net loss narrowed as we lowered our operating expenses. Moreover, we achieved significant development milestones as we advanced the clinical program for our pandemic influenza vaccine."

Financial Results

For the full year 2006, Sinovac reported sales of US$15.4 million, a 78.4% increase from US$8.6 million for 2005. The sales growth in 2006 was primarily attributable to increased sales of Healive, Sinovac's inactivated hepatitis A vaccine.

Gross profit for 2006 was US$11.1 million with a gross margin of 72.4%, compared to gross profit for 2005 of US$6.3 million with a gross margin of 72.7%. The gross profit increased in parallel with the sales increase, which demonstrates the success of Sinovac's expense control strategy for production.

Total operating expenses for 2006 declined 5.5% to US$10.7 million, compared to US$11.3 million in 2005. Selling, general and administrative expenses for fiscal 2006 were US$9.8 million, a 5.1% decrease from US$10.3 million for 2005. The year-over-year decrease was attributable primarily to lower compensation-related tax expense on to the exercise of stock options of US$272,000 and lower stock-based compensation expense of US$707,000, which was partially offset by increased expenses, primarily professional fees, associated with being a public company including Sarbanes Oxley compliance.

Research and development expenses for fiscal 2006 were US$325,000, compared to US$234,000 in fiscal 2005. The R&D expenses were partially offset by research grants received from the PRC government, with Sinovac recognizing US$845,000 and US$1.2 million research grant income in 2006 and 2005, respectively.

For the full year 2006, Sinovac reported operating income of US$440,000, compared to an operating loss of US$5.0 million in 2005. The year-over-year increase in operating income is attributable in part to increased sales and lower total operating expense.

Net loss for 2006 was US$696,000, or US$0.02 per diluted share, compared to a net loss for 2005 of US$5.1 million, or US$0.14 per diluted share. Net loss for 2006 included US$319,000 of interest and financing expenses, US$101,000 of income taxes and US$1.0 million in minority interest.

As of December 31, 2006, Sinovac's cash and cash equivalents totaled US$9.3 million, compared to US$7.4 million in 2005.

Sales and Marketing

In 2006, Sinovac generated sales from its three commercially available vaccines Healive, Bilive and Anflu. Approximately 2.6 million doses of Healive were sold in 2006, generating approximately US$14.8 million in sales. Out of the estimated 9.5 million doses of hepatits A vaccine released by the China State Food and Drug Administration (SFDA), Sinovac's Healive represented 3.0 million doses, or 32% of the total released. Sinovac generated US$231,000 from the sale of approximately 55,000 doses of Bilive, its combined hepatitis A and B vaccine launched in July 2005. The Company generated US$245,000 from the sale of approximately 77,000 doses of Anflu, its influenza vaccine that was launched in the flu season that started from September 2006.

Product Pipeline

In November 2006, Sinovac filed its application for authorization from the China SFDA to commence its Phase II clinical trial of Panflu, its vaccine against H5N1 strain of pandemic influenza.

Sarbanes Oxley Compliance

In June 2006, Sinovac issued a loan repayment letter to two of its former directors, Lily Wang and Heiping Wang, in an effort to take immediate remedial steps to address any potential violation of Section 402 of the Sarbanes-Oxley Act. As previously disclosed, Sinovac has received full repayment from Lily Wang. Subsequent to year end 2006, Heiping Wang paid US$164,291 in accrued interest on the US$2.6 million promissory note and repaid RMB3.1 million (US$400,000) out of the RMB10.8 million (US$1.4 million) owed to the Company for the outstanding loan obligations related to the equity transfer of Tangshan Yian. On March 22, 2007, Heping Wang confirmed in writing to the Company that he will pay the remaining balance in full before May 31, 2007.

Business Outlook

Sinovac estimates that its total sales for 2007 will increase between 30% and 50% from 2006. Sinovac plans to increase marketing activities across China that should lead to increasing sales primarily from Healive and Anflu.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's vaccines include Healive (hepatitis A), Bilive (combined hepatitis A and B) and Anflu (influenza). Sinovac is currently developing human vaccines against the H5N1 strain of pandemic influenza, Japanese encephalitis and SARS. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. Statements that are not historical facts, including statements about Sinovac's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward- looking statement. Sinovac does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

    For more information, please contact:

     Helen G. Yang
     Sinovac Biotech Ltd.
     Tel:    +86-10-82890088 Ext. 871
     Fax:   +86-10-62966910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington/Janine McCargo
     The Ruth Group
     Tel:   +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com / jmccargo@theruthgroup.com